Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Nine Months Ended
September 30 2009
Net Earnings	$4,207
Add (deduct):
Taxes on earnings	1,164
Capitalized interest cost, net of amortization	(6)
Noncontrolling interests	5

Earnings from Operations, as adjusted	5,370

Fixed Charges:
Interest on long-term and short-term debt	396
Capitalized interest cost	20
Rental expense representative of an interest factor	69

Total Fixed Charges	485

Total adjusted earnings available for payment of fixed charges	$5,855

Ratio of earnings to fixed charges	12.1

NOTE:    For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.